Exhibit 99.1

Central GoldTrust files proxy circular and urges Unitholders to REJECT the Polar Proposal and vote FOR the Trustee Nominees of GoldTrust

April 7, 2015

Central GoldTrust ("GoldTrust") (symbol: TSX – GTU.UN (C$) and GTU.U (US$); NYSE MKT – GTU (US$)) announced today that it has filed its Management Information Circular (the "Circular") and proxy materials for the upcoming Annual and Special Meeting of Unitholders to be held on May 1, 2015 (the "Meeting"). In addition to addressing the regular business for the Annual Meeting, the Circular responds to the previously announced Unitholder proposal (the "Polar Proposal") made by Polar Securities Inc. ("Polar") on behalf of its North Pole Capital Master Fund, a Cayman Islands based hedge fund.

GoldTrust Unitholders are urged to read and carefully consider the contents of the Circular and to ensure they register their vote on these important issues. The Circular is being mailed to Unitholders and can also be accessed from www.gold-trust.com, www.goldtrust.ca, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

As previously announced, Polar is seeking to significantly modify the existing redemption provisions of GoldTrust’s Amended and Restated Declaration of Trust to include a new physical bullion redemption option and to amend its existing cash redemption feature.

"After a thorough review of the Polar Proposal and following the receipt of advice from its financial, tax and legal advisors, and the unanimous recommendation of the Special Committee of Independent Trustees, the Board of Trustees unanimously reached the conclusion that the Polar Proposal is inconsistent with the long-standing investment principles of GoldTrust, is not in the best interests of GoldTrust and all of its Unitholders and should be rejected by Unitholders. The Trustees view the Polar Proposal as self-serving and designed to facilitate a short-term trade to the detriment of GoldTrust’s long-term investors", said Bruce Heagle, Chair of the Special Committee.

In arriving at its recommendation, the Board of Trustees considered, among other things, the following significant factors, details of which can be found in the "Reasons for Rejecting the Polar Proposal" section of the Circular filed today:

The Polar Proposal runs contrary to the basic investment fundamentals and principles on which GoldTrust was established

In 2003, GoldTrust was established with the objective of allowing all types of long-term gold bullion investors to hold unencumbered, fully allocated and physically segregated gold bullion in the safest, lowest cost and most tax effective manner. GoldTrust continues to fulfill this mandate and its Trustees believe that GoldTrust is superior to other available gold bullion investment entities for those investors who want to hold and not actively trade in physical gold bullion.

When GoldTrust was initially structured, a comprehensive review of many types of structures, jurisdictions and possible redemption features was undertaken, including consideration of a physical bullion redemption option. A physical bullion redemption option was deliberately not incorporated into the structure of GoldTrust because of the important negative consequences associated with it, including those outlined below.

Polar’s proposed physical bullion redemption feature could not be used by the vast majority of GoldTrust’s Unitholders

The proposed physical bullion redemption option would not be available to the vast majority of GoldTrust Unitholders. At the current market price of GoldTrust, only Unitholders that hold approximately 11,800 or more Units (being equivalent in value to one London Good Delivery gold bar with a value of US$479,000 or C$603,000 at the gold price and exchange rate prevailing on April 2, 2015), or approximately 0.7% of Unitholders, would be able to utilize the proposed physical bullion redemption option.

The Polar Proposal would have negative tax consequences for certain non-redeeming U.S. Unitholders

Polar claims that any tax consequences relating to its redemption proposal would be inconsequential relative to its view of the perceived benefits. All advice received by the Trustees from GoldTrust’s tax advisors sharply contradicts Polar's assertions.

Given that the cost base of the gold bullion held by GoldTrust is approximately C$1,114 (US$1,014) per ounce and the market price of gold bullion on April 2, 2015 is approximately C$1,5081 (US$1,199) per ounce, GoldTrust has an embedded gain of C$394 per ounce on its gold bullion holdings. This gain would increase on a dollar-for-dollar basis were the price of gold to increase over time. For example, a redemption of 10% of the outstanding Units of GoldTrust for physical bullion, if it occurred today, would result in a taxable gain to GoldTrust of approximately C$28 million.

For U.S. tax purposes, such gain realized by GoldTrust would generally flow through, on a pro rata basis, to all U.S. Unitholders (including U.S. mutual funds that hold Units) who have made a QEF Election. Thus, a non-redeeming U.S. Unitholder that holds 1,000 Units of GoldTrust and who has previously made a QEF Election would generally recognize a taxable gain of approximately US$1,000 (or C$1,260[1]) without having done anything.

For further details on the anticipated tax consequences arising from the Polar Proposal, see "Certain Canadian Tax Considerations" and "Certain United States Tax Considerations" in the Circular.

Adopting the Polar Proposal would significantly increase GoldTrust’s industry-leading expense ratio, and erode GoldTrust’s Net Asset Value ("NAV") over time

Based on estimates prepared by its financial advisors and discussions with its current service providers, and assuming the current GoldTrust Trustees and the Administrator are retained, the Board of Trustees is advised that the adoption of the Polar Proposal could increase GoldTrust's ongoing expense ratio by at least 10% on an annual basis. Based on Polar's public criticism of GoldTrust's current Administrator and Trustees, it is expected that should Polar's nominees for the Board be elected, Polar will seek to replace the current Administrator. In the event that the current Trustees and Administrator were replaced, ongoing expenses could increase by over 50% from current levels, including estimated new administration fees of 0.35% in-line with Sprott Physical Gold Trust’s management fee. Any increase in ongoing expenses would decrease GoldTrust's NAV over time and reduce leverage to increasing gold prices, to the detriment of GoldTrust's long-term Unitholders.

GoldTrust’s existing low-cost structure provides superior leverage to gold prices and positions GoldTrust to benefit from current economic conditions which are conducive to increasing gold prices

Your Trustees and Administrator continue to believe that current economic conditions which include ultra-low interest rates, unprecedented money-printing and debt creation by the major industrial economies and increasing devaluation turbulence among global currencies are supportive factors for higher gold prices over time. Given our positive outlook for the gold price and its positive effect on GoldTrust Units, we do not believe this is the time to be making long-term structural changes in an attempt to counteract a shorter-term market issue. A strengthening gold price and the resultant increased demand for GoldTrust Units will do more to correct the current NAV discount than a costly structural change which a majority of GoldTrust Unitholders cannot utilize.

Polar wants to take over management of GoldTrust, but Polar's proposed nominees have no experience in stewarding a publicly-traded passive bullion entity

Polar seeks to replace GoldTrust’s Independent Trustees with two of its employees and three other nominees chosen by Polar, which would give it control over the future direction of GoldTrust. Based upon information provided by Polar and other publicly available information on the foregoing, it is clear that Polar’s nominees have no relevant experience in the stewarding of publicly-traded passive bullion entities such as GoldTrust.

[1] Based on the noon rate of exchange published by the Bank of Canada on April 2, 2015.

GoldTrust's administrative team and certain of GoldTrust's Trustees have been stewarding and administering gold bullion investments for over 30 years. The Administrator's staff and its consultants have almost 200 years of collective experience administering publicly-traded precious metals entities. The Board of Trustees has in excess of 50 years of collective experience in proven stewardship of GoldTrust. Since inception, GoldTrust has consistently had a strong, independent Board of Trustees with sound corporate governance practices.

Bruce Heagle added: "The Board of Trustees did not come to its recommendation to reject the Polar Proposal lightly. A takeover of GoldTrust by an offshore hedge fund that only recently purchased GoldTrust Units and wishes to facilitate its own exit by making structural changes that will benefit Polar to the detriment of other Unitholders is clearly NOT in the best interests of all Unitholders. We respectfully ask that Unitholders consider the information provided in the Circular filed today and make sure their vote is registered on these important matters."

The Board unanimously recommends that Unitholders REJECT Polar's self-serving proposal and vote FOR the Trustee nominees of GoldTrust.

Bennett Jones LLP is acting as legal counsel to the Special Committee of the Independent Trustees of GoldTrust, and CIBC World Markets Inc. is acting as financial advisor to GoldTrust.

Proxy Voting Instructions

Your vote is important, no matter how many Units you own – Please vote your WHITE proxy by REJECTING Polar's self-serving proposal, voting AGAINST its resolution, DISREGARDING any proxy materials received from Polar and voting FOR the Trustee nominees of GoldTrust. We urge you to vote the WHITE proxy only, as your Trustees recommend. Even if you have already voted using the Polar proxy, you can change your vote by submitting a WHITE GoldTrust proxy now, which will revoke any previously submitted proxy and be counted at the Meeting.

Proxies must be received not later than 11:00 a.m. (Toronto time) on Wednesday, April 29, 2015. Due to the limited time available, we recommend voting by internet, telephone or fax today or not later than 24 hours before the deadline. For ease of voting visit our website www.gold-trust.com or www.goldtrust.ca.

If you require assistance in casting your vote, or require replacement proxy materials, please call GoldTrust’s proxy solicitation agent, D.F. King Canada, toll-free at 1-800-251-7519 or call collect 1-201-806-7301.

About Central GoldTrust

Central GoldTrust (established on April 28, 2003) is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At April 6, 2015, the units were 99% invested in unencumbered, allocated and physically segregated gold bullion. Units may be purchased or sold on the Toronto Stock Exchange and NYSE MKT.

Forward Looking Statements

Statements contained in this release that are not historical facts are forward-looking statements that involve risks and uncertainties. The Trust’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in the Trust’s filings with the Canadian securities regulatory authorities and the SEC.